Exhibit 4.11
DESCRIPTION OF ORDINARY SHARES
The following description of the material terms of ordinary shares of Pentair plc (“Pentair”) is based on the provisions of the Pentair articles of association (the “Pentair Articles”). This description is not complete and is subject to the applicable provisions of Irish law and the Pentair Articles, which are filed as an exhibit to this Annual Report on Form 10-K.
Capital Structure
The current authorized share capital of Pentair is €40,000 and $4,260,000 divided into 40,000 ordinary shares with a nominal value of €1.00 per share and 426,000,000 ordinary shares with a nominal value of $0.01 per share. The authorized share capital includes 40,000 shares with a nominal value of €1 per share, which was required on incorporation in order to satisfy statutory requirements for all Irish public limited companies commencing operations.
Pentair may issue shares subject to the maximum authorized share capital contained in the Pentair Articles. The authorized share capital may be increased by a resolution approved by a two-thirds majority of the votes of Pentair’s shareholders cast at a general meeting (referred to as a “variation resolution”) or reduced by a resolution approved by a simple majority of the votes of Pentair’s shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of Pentair may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. In accordance with current customary practice in Ireland, Pentair sought, and received, shareholder approval at Pentair’s 2024 annual general meeting of shareholders to authorize the board of directors to issue up to a maximum of 20% of Pentair’s issued ordinary share capital as of March 8, 2024 (an aggregate nominal amount of $332,032 or 33,203,219 shares), for a period to expire 18 months from the approval, or November 7, 2025.
The rights and restrictions to which the ordinary shares are subject are prescribed in the Pentair Articles.
Preemption Rights
Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Pentair initially opted out of these preemption rights in the Pentair Articles as permitted under Irish company law. Because Irish law requires this opt-out to be renewed at least every five years by a resolution approved by not less than 75% of the votes of the shareholders of Pentair cast at a general meeting (referred to under Irish law as a “special resolution”), the Pentair Articles provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Pentair on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan. In accordance with current customary practice in Ireland, Pentair sought, and received, shareholder approval at Pentair’s 2024 annual general meeting of shareholders to authorize Pentair to opt out of preemption rights with respect to the allotment of equity securities up to a maximum of 20% of Pentair’s issued ordinary share capital as of March 8, 2024 (an aggregate nominal amount of $332,032 or 33,203,219 shares). This approval will expire 18 months from the date of the approval, or November 7, 2025.
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Pentair are equal to, or in excess of, the aggregate of Pentair’s called up share capital plus undistributable reserves and the distribution does not reduce Pentair’s net assets below such aggregate. Undistributable reserves include undenominated capital and the amount by which Pentair’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Pentair’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not Pentair has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of Pentair. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of Pentair’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Pentair Articles authorize the directors to declare dividends to the extent they appear justified by profits without shareholder approval. The Pentair board of directors may also recommend a dividend to be approved and declared by the Pentair shareholders at a general meeting. The Pentair board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of ordinary shares of Pentair will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Pentair.
The directors of Pentair may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Pentair in relation to the ordinary shares of Pentair.
Bonus Shares
The Pentair Articles authorize the Pentair board of directors to capitalize any amount credited to any reserve, including undenominated capital, or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Share Repurchases, Redemptions and Conversions
Overview
The Pentair Articles provide that unless the Board specifically elects to treat such acquisition as a purchase for the purposes of the Irish Companies Act 2014 (as amended) (the “Companies Act”), any ordinary shares which Pentair has agreed to acquire shall be deemed to be a redeemable share on, and from the time of, existence or creation of an agreement, transaction, or trade between Pentair and any third party pursuant to which Pentair acquires, or will acquire, ordinary shares, or an interest in ordinary shares, from such third party. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Pentair will technically be effected as a redemption of those shares as described below under “Repurchases and Redemptions by Pentair”. If the Pentair Articles did not contain such provision, all repurchases by Pentair would be subject to many of the same rules that apply to purchases of Pentair ordinary shares by subsidiaries described below under “Purchases by Subsidiaries of Pentair” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange”. Neither Irish law nor any constituent document of Pentair places limitations on the right of nonresident or foreign owners to vote or hold Pentair ordinary shares. Except where otherwise noted, references elsewhere in this document to repurchasing or buying back ordinary shares of Pentair refer to the redemption of ordinary shares by Pentair or the purchase of ordinary shares of Pentair by a subsidiary of Pentair, in each case in accordance with the Pentair Articles and Irish company law as described below.
Repurchases and Redemptions by Pentair
Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Pentair may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Pentair. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Based on the provision of the Pentair Articles described above, shareholder approval will not be required to redeem Pentair ordinary shares.
Pentair may also be given an additional general authority by its shareholders to purchase its own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Pentair’s subsidiaries as described below.
Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by Pentair at any time must not exceed 10% of the nominal value of the issued share capital of Pentair. Pentair may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by Pentair or re-issued subject to certain conditions.
Purchases by Subsidiaries of Pentair
Under Irish law, an Irish or non-Irish subsidiary may purchase Pentair ordinary shares either as overseas market purchases or off-market purchases. For a subsidiary of Pentair to make overseas market purchases of Pentair ordinary shares, the shareholders of Pentair must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of Pentair ordinary shares is required. For an off-market purchase by a subsidiary of Pentair, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose Pentair ordinary shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Pentair.
In order for a subsidiary of Pentair to make an overseas market purchase of Pentair ordinary shares, such shares must be purchased on a “recognized stock exchange”. The New York Stock Exchange, on which the shares of Pentair are listed, is specified as a recognized stock exchange for this purpose by Irish company law.
The number of Pentair ordinary shares acquired and held by the subsidiaries of Pentair at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Pentair. While a subsidiary holds Pentair ordinary shares, it cannot exercise any voting rights in respect of those shares. The acquisition of Pentair ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Lien on Shares, Calls on Shares and Forfeiture of Shares
The Pentair Articles provide that Pentair will have a first and paramount lien on every share that is not a fully paid up share for all moneys payable at a fixed time or called in respect of that share, whether presently due or not in respect of such Pentair ordinary shares. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any Pentair ordinary shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish public company limited by shares such as Pentair and will only be applicable to Pentair ordinary shares that have not been fully paid up.
Consolidation and Division; Subdivision
Under the Pentair Articles, Pentair may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by the Pentair Articles.
Reduction of Share Capital
Pentair may, by special resolution, reduce its authorized share capital in any way. Pentair also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Act.
Extraordinary General Meetings of Shareholders
Extraordinary general meetings of Pentair may be convened (i) by the Pentair board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Pentair carrying voting rights, or (iii) on requisition of Pentair’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.
Voting
Each ordinary share is entitled to one vote on each matter properly brought before the shareholders. At any meeting of Pentair, all resolutions will be decided on a poll.
Treasury shares or Pentair ordinary shares that are held by subsidiaries of Pentair are not entitled to be voted at general meetings of shareholders.
Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:
•amending the Pentair Articles;
•approving a change of name of Pentair;
•authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;
•opting out of preemption rights on the issuance of new shares;
•re-registration of Pentair from a public limited company to a private company;

•variation of class rights attaching to classes of shares (where the Pentair Articles do not provide otherwise);
•purchase of Pentair shares off-market;
•reduction of issued share capital;
•sanctioning a compromise/scheme of arrangement;
•resolving that Pentair be wound up by the Irish courts;
•resolving in favor of a shareholders’ voluntary winding-up;
•re-designation of shares into different share classes;
•setting the re-issue price of treasury shares; and
•a cross-border merger pursuant to Directive (EU) 2017/1132 of 14 June 2017 relating to certain aspects of company law.
Variation of Rights Attaching to a Class or Series of Shares
Under the Pentair Articles and the Companies Act, any variation of class rights attaching to the issued shares of Pentair must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.
Acquisitions
An Irish public limited company may be acquired in a number of ways, including:
•a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;
•through a tender or takeover offer by a third party for all of the shares of Pentair. Where the holders of 80% or more of Pentair’s ordinary shares have accepted an offer for their shares in Pentair, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Pentair were to be listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and
•it is also possible for Pentair to be acquired by way of a transaction with an EU-incorporated company under Directive (EU) 2017/1132 of 14 June 2017 relating to certain aspects of company law. Such a transaction must be approved by a special resolution. If Pentair is being merged with another EU company under Directive (EU) 2017/1132 and the consideration payable to Pentair shareholders is not all in the form of cash, Pentair shareholders may be entitled to require their shares to be acquired at fair value.
Disclosure of Interests in Shares
Under the Companies Act, Pentair shareholders must notify Pentair if, as a result of a transaction, the shareholder will become interested in 3% or more of the shares of Pentair; or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of Pentair ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of Pentair, the shareholder must notify Pentair of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Pentair (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. Pentair must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Pentair ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, Pentair, under the Companies Act, may, by notice in writing, require a person whom Pentair knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Pentair’s relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of Pentair, to provide additional information, including the person’s own past or present interests in shares of Pentair. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Pentair may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:
•any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;
•no voting rights shall be exercisable in respect of those shares;
•no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
•no payment shall be made of any sums due from Pentair on those shares, whether in respect of capital or otherwise.
The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
In the event Pentair is in an offer period pursuant to the Irish Takeover Rules (as defined below), accelerated disclosure provisions apply for persons holding an interest in Pentair securities of 1% or more.
Anti-Takeover Provisions
Irish Takeover Rules and Substantial Acquisition Rules
A transaction in which a third party seeks to acquire 30% or more of the voting rights of Pentair will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules 2007 (as amended) (the “Irish Takeover Rules”) made thereunder and will be regulated by the Irish Takeover Panel (the “Panel”). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
General Principles
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:
•in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;
•the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;
•the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
•a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
•a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
•a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.
Mandatory Bid
Under certain circumstances, a person who acquires shares or other voting rights in Pentair may be required under the Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in Pentair at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in Pentair, unless the Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in Pentair would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
If a person makes a voluntary offer to acquire outstanding Pentair ordinary shares, the offer price must be no less than the highest price paid for Pentair ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Panel has the power to extend the “look back” period to 12 months if the Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired Pentair ordinary shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total Pentair ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Pentair ordinary shares must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total Pentair ordinary shares in the 12-month period prior to the commencement of the offer period if the Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Pentair. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Pentair is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Pentair and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish Takeover Rules, the Pentair board of directors is not permitted to take any action which might frustrate an offer for the shares of Pentair once the Pentair board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Pentair board of directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:
•the action is approved by Pentair’s shareholders at a general meeting; or
•the Panel has given its consent, where:
•it is satisfied the action would not constitute frustrating action;
•Pentair shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
•the action is taken in accordance with a contract entered into prior to the announcement of the offer; or
•the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the Pentair Articles may be considered to have anti-takeover effects, including those described under the following captions in this “Description of Ordinary Shares”: “Capital Structure”, “Preemption Rights”, and “Disclosure of Interests in Shares”.
Duration; Dissolution; Rights Upon Liquidation
Pentair’s duration will be unlimited. Pentair may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Pentair may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Pentair has failed to file certain returns.
The rights of the shareholders to a return of Pentair’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the Pentair Articles. If the Pentair Articles contain no specific provisions in respect of dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. The Pentair Articles provide that the ordinary shareholders of Pentair are entitled to participate pro rata in a winding up.
No Sinking Fund
The Pentair ordinary shares have no sinking fund provisions.
No Liability for Further Calls or Assessments
When the ordinary shares offered hereby are issued, they will be duly and validly issued, fully paid and nonassessable.
Transfer and Registration of Shares
The transfer agent for Pentair maintains the share register, registration in which is determinative of membership in Pentair. A shareholder of Pentair who holds shares beneficially is not the holder of record of such shares. Instead, the depository or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee is not registered in Pentair’s official share register, as the depository or other nominee remains the record holder of any such shares.
A written instrument of transfer is required under Irish law to register on Pentair’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Pentair’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided that the shareholder has confirmed to Pentair’s transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.
Any transfer of Pentair ordinary shares that is subject to Irish stamp duty is not registered in the name of the buyer unless an instrument of transfer was duly stamped and provided to the transfer agent. The Pentair Articles allow Pentair, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Pentair is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion) and (iii) claim a lien against the Pentair ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Pentair ordinary shares has been paid unless one or both of such parties is otherwise notified by Pentair.
The Pentair Articles delegate to Pentair’s secretary or assistant secretary (or their nominees) the authority to execute an instrument of transfer on behalf of a transferring party.
In order to help ensure that the official share register is regularly updated to reflect trading of Pentair ordinary shares occurring through normal electronic systems, Pentair intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that

Pentair notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Pentair for this purpose) or request that Pentair execute an instrument of transfer on behalf of the transferring party in a form determined by Pentair. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Pentair’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on Pentair’s official Irish share register (subject to the matters described below).
The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.